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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No.            )(1)


Emergent Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


29089v104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Martin Stein, Esq., c/o Heller, Horowitz & Feit, P.C., 292 Madison Avenue,
                        New York, NY 10017
                        (212) 685-7600
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


May 6, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                         (Continued on following pages)
                              (Page 1 of    Pages)

CUSIP No. 29089v104                  13D                   Page    of    Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


Daniel Yun
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


US
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                9,529,922
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY        700,000
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                9,529,922
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                  700,000
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


9,529,922
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


18%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 29089v104                 13D                   Page    of    Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

This statement relates to the common stock of Emergent Group, Inc. (the "Issuer"). The Issuer's principal executive office is located at 932 Central Avenue, Glendale, California 91201.

________________________________________________________________________________
Item 2.  Identity and Background.

     (a)  Daniel Yun

     (b)  375 Park Avenue, New York, NY 10152

     (c)  director of Issuer and private investor

     (d)  N/A

     (e)  N/A

     (f)  US

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

On August 31, 2000, the several members of Emergent Ventures, LLC ("Emergent Ventures"), a Delaware limited liability company that had theretofore engaged in the business of acquiring equity interest in technology businesses with significant internet features and applications, acquired 39,775,178 shares of the Issuer's common stock, representing a 90% interest in the Issuer immediately after such acquisition, in exchange for all of the then notes outstanding membership interests in Emergent Ventures (collectively, the "Equity Transfer Transaction"). All pursuant to an Equity Transfer and Reorganization Agreement, dated as of August 10, 2000 (the "Agreement"), by and among the Issuer, Martin
B. Grossman, Isaac Grossman, Emergent Management Company LLC, a Delaware limited liability company ("Emergent Management") and the holders of membership interests of Emergent Ventures. As a result of the Equity Transfer Transactions, the Emergent Management, which was the holder approximately 57% of the membership interest of Emergent Ventures, became the beneficial owner of 22,718,383 shares of Common Stock, representing approximately 51% of the shares of Common Stock issued and outstanding immediately following the completion of the Equity Transfer Transactoins. On May 6, 2002, Emergent Management made a pro-rata distribution of its 22,718,383 shares of the Issuer's Common Stock as follows: 10,223,272 shares to each of Daniel Yun and Mark Waldron, 2,044,654 shares to Dr. Soon Kim and 227,185 shares to Dr. Dong Su Han.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

Emergent Management entered into the Agreement, and consummated the transactions contemplated thereby, for the purpose of acquiring control of the Issuer in August, 2000. The May 6, 2002 distribution was not done to effectuate any changes described in Items (a)-(j).

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

         (a)-(c) As of May 6, 2002, the Issuer has approximately 52,809,959 shares issued and outstanding, after giving effect to the assumed issuance of 3,000,000 shares previously sold in a private placement. Of the 52,809,959 shares outstanding, 10,229,832 shares or approximately 19.4% of which 9,529,922 shares or approximately 18% are directly and beneficially owned by Mr. Yun. Mr. Yun has the sole power to vote and dispose of 9,529,922 shares. Mr. Yun acquired his ownership interest in the Issuer through a pro rata distribution of 22,718,383 shares of the Issuer's common stock owned by Emergent Management and the purchase of 6,650 shares on the open market. Mr. Yun has gifted beneficial ownership of an aggregate of 700,000 shares to 17 individuals. The gift is the right of these individuals to receive dividends and distributions. Mr. Yun will also vote the shares as their proxy following their instructions. Mr Yun has excluded these 700,000 shares on
Item 11 of page 2. Item 11 also excludes an additional 1,233,334 as to which Mr. Yun is supposed to obtain sole voting and dispositive power pursuant to a settlement agreement with mark Waldron. as of the date hereof, the transfer has not occurred. When the transfer occurs, Mr. Yun's sole beneficial interest will increas from 18% to approximately 20.4%

     (d)  N/A

     (e)  N/A

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


As disclosed above, Mr. Yun has gifted to 17 persons the economic benfits, as well as voting rights, to an aggregate of 700,000 shares. Mr. Yun is also entitled to the receipt of an additional 1,233,334 shares from mr. Waldron.
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.


N/A
________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        5/16/2002
                                        ----------------------------------------
                                                         (Date)



                                        ----------------------------------------
                                                       (Signature)


                                        Daniel Yun
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).